UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TRANSCEND SERVICES, INC.

(Name of Subject Company)

TRANSCEND SERVICES, INC.

(Names of Person(s) Filing Statement)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

893929208

(CUSIP Number of Class of Securities)

Larry G. Gerdes

Chief Executive Officer

One Glenlake Parkway

Suite 1325

Atlanta, Georgia 30328

(678) 808-0600

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

Betty O. Temple, Esq.

Sudhir N. Shenoy, Esq.

Womble Carlyle Sandridge & Rice, LLP

271 17th Street, NW

Suite 3400

Atlanta, Georgia 30363-1017

(404) 872-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on March 20, 2012, by Transcend Services, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Townsend Merger Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Nuance Communications, Inc., a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, $0.05 par value per share (the “Shares”) at a price of $29.50 per Share, net to the holder thereof in cash, without interest, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated March 20, 2012, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following fourth and fifth paragraphs under the heading “Certain Litigation”:

“On March 28, 2012, a third, substantially similar, purported class action lawsuit was filed by Samir Salva, seeking to assert claims on behalf of a class of all of the Company’s stockholders, excluding the named defendants and their affiliates. The lawsuit was filed in the Superior Court of Fulton County in the State of Georgia, Case No. 2012CV213285 (the “Salva Action”). The Salva Action names as defendants the Company, Purchaser and Parent, as well as certain of the Company’s officers and members of its Board of Directors (including the Individual Defendants). The Salva Action alleges that the Individual Defendants breached their fiduciary duties to the Company’s stockholders by, among other things, (a) causing the Company to agree to be sold for allegedly insufficient consideration, (b) agreeing to various terms in the Merger Agreement that allegedly deter other buyers from offering a superior price for the Company, and (c) denying the Company’s stockholders access to information allegedly needed to assess the Offer and Merger. Further, the Salva Action alleges that Company and Parent aided and abetted the breaches of fiduciary duty alleged against the Individual Defendants. The Salva Action seeks among other relief: (i) class certification, (ii) a declaration that the Individual Defendants’ support of the Merger constitutes a breach of fiduciary duty, (iii) an injunction prohibiting the Offer and Merger, (iv) an order compelling the Individual Defendants to obtain a better transaction, (v) rescission of the Merger, (vi) a constructive trust over improper benefits received by the defendants and (vii) an award of costs, including attorney’s fees and expert’s fees.

The foregoing summary of the Salva Action is qualified in its entirety by reference to the complete text of complaint in the Salva Action, which is filed as Exhibit (a)(13) to the Schedule 14D-9. The Company believes the claims in the Salva Action are without merit, and we intend to vigorously defend against the claims asserted in the Salva Action.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(13)	Complaint filed in the Superior Court of Fulton County, Georgia, captioned Samir Salva v. Transcend Services, Inc., et. al.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSCEND SERVICES, INC.

By:	/s/ Larry G. Gerdes
Name:	Larry G. Gerdes
Title:	Chairman and Chief Executive Officer

Dated: March 29, 2012